Exhibit 99.2

Delixy Holdings Limited Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2025

SINGAPORE, Dec. 30, 2025 /PRNewswire/ -- Delixy Holdings Limited (Nasdaq: DLXY) (the “Company” or “Delixy”), a Singapore-based company engaged in the trading of oil related products, today announced its unaudited financial results for the six months ended June 30, 2025.

First Six Months of Fiscal Year 2025 Financial Summary

●	Revenue was $102.0 million for the six months ended June 30, 2025, compared to $143.8 million for the same period last year.

●	Gross profit was $1.1 million for the six months ended June 30, 2025, compared to $1.8 million for the same period last year.

●	Net income was $0.6 million for the six months ended June 30, 2025, an increase from $0.5 million for the same period last year.

●	Basic and diluted income per share was $0.04 for the six months ended June 30, 2025, an increase from $0.03 for the same period last year.

Mr. Dongjian Xie, Executive Chairman and Chief Executive Officer of Delixy, commented, “During the first half of fiscal year 2025, we remained focused on efficiency while navigating a dynamic market environment. This approach allowed us to strengthen profitability and deliver improved operating results. While revenues during the period reflected softer market activity, our general and administrative expenses declined significantly year-over-year, reflecting streamlined corporate operations and strong expense controls. As a result, our profits from operations increased to $0.4 million from $0.2 million for the same period last year, and net income rose to $0.6 million from $0.5 million.

“On July 9, 2025, our ordinary shares commenced trading on Nasdaq following our initial public offering (the “IPO”), marking a major milestone for Delixy. The IPO strengthened our balance sheet, enhanced our visibility in the capital markets, and further improved our corporate governance framework. Looking ahead, we plan to continue to emphasize disciplined execution and prudent growth initiatives. With the foundation established as a public company, we believe Delixy is well positioned to pursue sustainable growth and create long-term value for our shareholders.”

First Six Months of Fiscal Year 2025 Unaudited Financial Results

Revenues

Revenues were $102.0 million for the six months ended June 30, 2025, a decrease from $143.8 million for the same period last year. The decrease was primarily attributable to the lower selling price, following weak oil demand and lower international oil price in first half of 2025.

Cost of Revenue

Cost of revenue was $100.9 million for the six months ended June 30, 2025, a decrease from $142.0 million for the same period last year. The decrease was primarily due to a weaker world oil market, with lower oil price we traded in.

Gross Profit

Gross profit was $1.1 million for the six months ended June 30, 2025, a decrease from $1.8 million for the same period last year.

General and Administrative Expenses

General and administrative expenses were $0.7 million for the six months ended June 30, 2025, a decrease from $1.6 million for the same period last year. The decrease was primarily driven by less vessel chartering and less logistics expense due to a high stocks of crude oil and oil products in far east.

Net Income

Net income was $0.6 million for the six months ended June 30, 2025, an increase from $0.5 million for the same period last year.

Basic and Diluted Income per Share

Basic and diluted income per share was $0.04 for the six months ended June 30, 2025, an increase from $0.03 for the same period last year.

Financial Condition

As of June 30, 2025, the Company had cash and cash equivalents of $1.8 million, compared to $5.6 million as of June 30, 2024.

Net cash used in operating activities was $0.6 million for the six months ended June 30, 2025, compared to $1.4 million for the same period last year.

Net cash used in investing activities was $0.5 million for the six months ended June 30, 2025, compared to net cash provided of $1.3 million for the same period last year.

Net cash used in financing activities was $2.7 million for the six months ended June 30, 2025, compared to $2.5 million for the same period last year.

About Delixy Holdings Limited

Delixy Holdings Limited is a Singapore-based company principally engaged in the trading of oil-related products, including (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas oil, base oils, asphalt, naphtha (heavy gasoline) and petrochemicals. Operating across multiple countries in Southeast Asia, East Asia, and Middle East, Delixy has established a strong presence in the region’s oil trading markets. While Delixy maintains a diversified portfolio of oil products, crude oil trading represents a core aspect of its business. The Company leverages its strong existing relationships with customers and suppliers as well as deep industry expertise to provide value-added services, including tailored recommendations on optimal trading strategies and shipping and logistical support where required. In addition, the Company’s financing capabilities allow it to extend credit terms to customers while satisfying suppliers’ immediate payment terms. For more information, please visit the Company’s website: https://ir.delixy.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Registration Statement and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

For media inquiries, please contact:

Delixy Holdings Limited

Investor Relations Department

Email: ir@delixy.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	As of Jun 30, 2024	As of Jun 30, 2025
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	5,609	1,824
Accounts receivable, net	3,772	18,648
Deposits, prepayments and other receivables	34	502
Derivative financial instruments	312	831
Total current assets	9,727	21,805

Non-current assets:
Property and equipment, net	4	1
Right-of-use assets, net	99	37
Deferred offering costs	1,152	2,492
Total non-current assets	1,255	2,530
TOTAL ASSETS	10,982	24,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,521	18,227
Accrued liabilities	87	51
Dividend payables	2,245
Amount due to shareholder	99	1
Lease liabilities	62	38
Income tax payable	157	105
Total current liabilities	5,171	18,422

Non-current liabilities:
Lease liabilities	36
Loan from shareholder	5,000	4,000
Non-current liability	5,036	4,000
TOTAL LIABILITIES	10,207	22,422

Commitments and contingencies	—	—

Shareholders’ equity:
Ordinary share, par value US$0.000005, 100,000,000,000 shares authorized, 15,000,000 shares issued*	**	**
Additional paid-up capital	695	695
Retained earnings	34	1172
Other reserve	46	46
Total shareholders’ equity	775	1,913
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,982	24,335

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.
**	— Denotes amount less than US$1,000.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	For the six months period ended June 30,
	2024	2025
	US$’000	US$’000
Revenues	143,761	102,000
Cost of revenue	(141,959)	(100,925)
Gross profit	1,802	1,075
General and administrative expenses	(1,635)	(692)
Profits from operations	167	383

Other income:
Gain on disposal of property	177
Foreign exchange gain	1	8
Interest income	135	35
Shipping charges reimbursed	10	201
Other income	5	1
Total other income	328	245

Income before income tax	495	628
Income tax expense	(45)	(68)
NET INCOME	450	560
TOTAL COMPREHENSIVE INCOME	450	560

Net income per share
Basic and diluted**	0.030	0.037
Weighted average number of ordinary shares outstanding Basic and diluted**	15,000,000	15,000,000

*	— Denotes amount less than US$1,000.
**	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)
(Amount in USD thousands, except for share and per share data, or otherwise noted)

	For the six months period ended June 30,
	2024	2025
	US$’000	US$’000
Cash flows from operating activities:
Net income after tax	450	560
Depreciation of property and equipment	7	3
Amortization of right-of-use assets	20	25
Gain on disposal of property	(177)
Interest expense	89	(88)

Change in working capital:
Accounts receivable, net	(3,059)	(14,876)
Deposits, prepayments and other receivables	1	(468)
Other non-current assets	(1,152)	(1,340)
Accounts payable	2,521	15,706
Accrued liabilities	12	(36)
Lease liabilities	(22)	(23)
Income tax payable	(89)	(52)
Net cash provided by/(used in) operating activities	(1,399)	(589)

Cash flows from investing activities:
Derivative financial instruments	295	(519)
Proceeds from disposal of property	957
Amount due from shareholder	—
Net cash (used in)/provided by investing activities	1,252	(519)

Cash flows from financing activities:
Amount due to related party	—
Amount due to shareholder	11	(10)
Dividend paid	(2,500)	(2,667)
Net cash used in financing activities	(2,489)	(2,677)

Net change in cash and cash equivalents	(2,636)	(3,785)

BEGINNING OF FINANCIAL PERIOD	8,245	5,609

END OF FINANCIAL PERIOD	5,609	1,824

Supplemental Cash Flow Information:
Cash paid for income taxes	(134)	(90)
Cash paid for interest	(1)	(5)

Supplemental schedule of noncash financing activities
Loan from shareholder	5,000	4,000